SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                               Amendment No. Two

                             CompuDyne Corporation
                               (Name of Issuer)

                   Common Stock (Par Value $.75 Per Share)
                       (Title of Class of Securities)

                                  20479530 6
                                (CUSIP Number)

                               Martin A. Roenigk
                           c/o CompuDyne Corporation
                              7249 National Drive
                             Hanover, Maryland 21076
                                 (410) 712-0275

                                 with a copy to:

                             Robert J. Metzler, Esq.
                           Tyler Cooper & Alcorn, LLP
                               185 Asylum Street
                             CityPlace, 35th Floor
                               Hartford, CT 06103
                                 (860) 725-6203

          (Name, address and telephone number of person authorized to receive notices and communications)

                                January 2, 2002
                                  May 22, 2002
                                  May 23, 2002

            (Dates of events which require filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].






Check the following box if a fee is being paid with this Statement [ ].

CUSIP No. 20479530 6
--------------------


(1) Name of Reporting Person:
    Martin A. Roenigk

(2) Check the Appropriate Box if a Member of a Group:
    (a) ____ (b)  X

(3) SEC USE ONLY:

(4) Source of Funds: PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(3): [ ]

(6) Citizenship: United States

Number of Shares Beneficially Owned by Reporting Person With:

   (7) Sole Voting Power: 1,587,917
   (8) Shared Voting Power: 0
   (9) Sole Dispositive Power: 1,587,917
  (10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned By Reporting Person: 1,587,917

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares: [ ]

(13) Percent of Class Represented by Amount in Row (11): 18.9%

(14) Type of Reporting Person: IN


ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the Common Stock, Par Value $0.75 Per Share ("Common Stock"), of CompuDyne Corporation (the "Company"), a Nevada corporation (formerly a Pennsylvania corporation). The address of the Company's principal executive offices is 7249 National Drive, Hanover, Maryland 21076.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment is being filed to amend Schedule 13D filed jointly on August 30, 1995 and amended by Amendment No. 1 filed jointly on July 26, 1996 by Martin A. Roenigk and Mr. Alan Markowitz, by reporting the disposition of securities by Mr. Roenigk, and confirming the disclaimed group status in effect for prior reports filed jointly by Messrs. Roenigk and Markowitz.

     The business address of Mr. Roenigk is c/o CompuDyne Corporation, 7249 National Drive, Hanover, Maryland 21076. Mr. Roenigk's present principal occupation is as Chairman, President and Chief Executive Officer of the Company, located at the above-mentioned address.

     Mr. Roenigk has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Roenigk is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Roenigk is reporting the disposition of 250,000 shares of CompuDyne Common Stock. It should be noted, however, that Mr. Roenigk also acquired, in 10 monthly purchases of Company Common Stock from the Company through the Company's Employee Stock Purchase Plan (which purchases were exempt from the provisions of Section 16b of the Securities Exchange Act of 1934), 482 shares in the aggregate during 2002. Since 1996, in years prior to 2002, Mr. Roenigk has made purchases of Company Common Stock through the Employee Stock Purchase Plan in similar immaterial amounts. All purchases of Company Common Stock through the Employee Stock Purchase Plan were made through the use of personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     In August 1995, Messrs. Roenigk and Markowitz transferred to the Company all of the issued and outstanding capital stock of MicroAssembly Systems, Inc. in exchange the aggregate of, 1,727,126, "shares" of the Company's Common Stock representing (a) the number of shares of Common Stock into which they were entitled to convert 1,260,460 shares of the Company's Convertible Preference Stock, Series D (the "Series D Preference Stock") and $400,000 principal amount of the Company's Senior Convertible Promissory Notes; and (b) the number of shares of Common Stock for which Mr. Roenigk has been granted purchase options, all in connection with and pursuant to the terms of a certain Stock Purchase Agreement dated as of August 21, 1995 by and among the Company, Mr. Roenigk, Mr. Markowitz and MicroAssembly Systems, Inc. (the "Stock Purchase Agreement"). The acquisition was effected with the intent of assuming control of the Company after negotiating and consummating the Stock Purchase Agreement with the Company's Board of Directors, as reported in Schedule 13D filed jointly by Mr. Roenigk and Mr. Markowitz on August 30, 1995.

     In July 1996, Messrs. Roenigk and Markowitz reported an acquisition of an aggregate number of 2,460,460, "shares" of the Company's Common Stock representing (a) the number of issued and outstanding shares owned by Messrs. Roenigk and Markowitz due to the conversion of $400,000 aggregate principal amount of the Company's Senior Convertible Promissory Notes, (b) the issuance of an aggregate of 600,000 shares of newly issued Common Stock pursuant to the Stock Purchase Agreement, (c) the number of shares of Common Stock into which they were entitled to convert 1,260,460 shares of the Company's Series D Preference Stock; and (d) the number of shares of Common Stock for which Mr. Roenigk has been granted purchase options, all as reported on Schedule 13 D/A filed jointly by Mr. Roenigk and Mr. Markowitz on July 26, 1996.

     Funds used to effect the acquisitions described above were derived from the personal funds of Messrs. Roenigk and Markowitz.

     In 2002, Mr. Roenigk sold 250,000 shares of the CompuDyne Common Stock to raise cash for personal purposes as set forth below:

Transactions By Mr. Roenigk in Shares of CompuDyne for the year 2002


 Date of Transaction     Number of Shares Sold      Price Per Share
 -------------------     ---------------------      ---------------

     01/02/02                  100,000                   $15.75
      5/22/02                  100,000                   $15.00
      5/22/02                   10,000                   $16.05
      5/23/02                   40,000                   $16.05
                              __________
                   Total :     250,000


     Except as noted above with respect to the issuance in 1995 to Mr. Roenigk of the options to purchase 200,000 shares of the Company's Common Stock already included in this statement, Mr. Roenigk has no plans or proposals to purchase additional shares of the Company's Common Stock (other than in immaterial amounts through the CompuDyne Employee Stock Purchase Plan) or to dispose of the shares of or rights to acquire shares of CompuDyne Common Stock as currently held. However, additional shares may be purchased from time to time as investment circumstances warrant.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Presently, Mr. Roenigk is the beneficial owner of 1,587,917 shares or rights to acquire shares of Common Stock of the Company or approximately 18.9% of the Common Stock of the Company currently outstanding. Of those shares, 1,387,917 are issued and outstanding and the balance are rights to exercise at any time (within 10 years from August 21, 1995) options to purchase up to 200,000 shares of Common Stock at an exercise price of $1.50 per share. Mr. Roenigk has the sole power to vote and to dispose of the shares held by him.

     Except as set forth above in Item 3 with respect to shares acquired through the CompuDyne Employee Stock Purchase Plan (56 shares of which were acquired within the past 60 days), Mr. Roenigk has not effected any transaction in shares of Common Stock during the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     This filing is being made by Mr. Roenigk, for among other reasons, to disclaim the group status in effect with respect to prior reports filed jointly with Mr. Alan Markowitz. Mr. Roenigk and Mr. Markowitz currently have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves with respect to any securities of the Company which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between or among them and the Company. However, Messrs. Roenigk and Markowitz have in the past consulted and can in the future be expected to consult between themselves and with other members of the Company's management concerning their respective investments in the Company in the future.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                               SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date: December 23, 2002          _________________________________
                                    Martin A. Roenigk